UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                 UgoMedia Interactive Corporation
          (Name of Small Business Issuers in its charter)


             Nevada                          88-0470239
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization                 Number)


3200 Polaris Ave., Suites 27, 28                89102
              & 29
(Address of principal executive              (zip code)
            offices)


Issuer's telephone number: (702) 876-3004


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 4,907,000 issued and outstanding as of June 19, 2001.

                         TABLE OF CONTENTS

                                                              Page
Part I......................................                    3
      Item  Description of Business......................       3
      1.
      Item  Management's Discussion and Analysis and Plan of    8
      2.    Operation........
      Item  Description of Property.......................     11
      3.
      Item  Security Ownership of                              11
      4.    Management.................
      Item  Directors and Executive                            12
      5.    Officers....................
      Item  Executive Compensation.......................      14
      6.
      Item  Certain Relationships and Related                  14
      7.    Transactions...............
      Item  Description of                                     15
      8.    Securities........................

Part II........................................                17
      Item  Market for Common Equity and Related Stockholder   17
      1.    Matters.......
      Item  Legal Proceedings.........................         17
      2.
      Item  Changes in and Disagreements with                  17
      3.    Accountants............
      Item  Recent Sales of Unregistered                       17
      4.    Securities..................
      Item  Indemnification of Directors and                   19
      5.    Officers...............

Part F/S.....................................                  22
      Item  Financial Statements........................       F-1
      1.

Part III......................................                 37
      Item  Index to Exhibits...........................       37
      1.


       /2/


                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the OTCBBr.

Item 1.     Description of Business

A.     Business Development and Summary

  We  were formed as a Nevada Corporation on August 22, 2000  under
the  name  UgoMedia  Interactive  Corporation.   Our  articles   of
incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at par value. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the
future.   Consequently, we will continue to  voluntarily  file  all
necessary reports and forms as required by existing legislation and SEC rules.


       /3/


  We are an Internet design and networking company. Our principal business objective is to provide our corporate clients with the advertising, computer networking and communication services they desire. In the approximately 11 months of operation since our formation to March 31, 2001, we generated $97,100 in revenues, and have incurred costs related to sales of $84,662.

     Plan and Agreement of Merger

  On April 1, 2001, we entered into a plan and agreement of merger with Digitalink Company, a sole proprietorship owned by Dennis Szymczak. This agreement provided UgoMedia with all of Digitalink's assets and customers. Mr. Szymczak currently serves as the Treasurer and Chief Financial Officer of UgoMedia.

     Acquisition of Assets

  On April 24, 2001, we entered into an agreement with Micor EDC, Inc., whereby we received certain assets from Micor. In exchange, we agreed to repair or upgrade the offices that Micor previously occupied, and in which we now reside at 3200 Polaris Avenue. The following table lists the furniture obtained from Micor.

                            Item               Quantity
                            ----               --------
                            Desk                   8
                            Conference Table       1
                            Filing Cabinets       16
                            Tables (including      4
                            end tables)
                            Chairs                34

  Our business is sensitive to changes in the economy and technological advances. Our success depends largely upon the marketing and advertising budgets of businesses. Prolonged economic downturns could force companies to reduce their allocated marketing and advertising budgets, which could harm future business conditions. In addition, we must remain abreast of changes in the consumer marketplace and familiarize ourselves with advances in graphic design and computer technology. Our business will suffer if we are unable to offer clients the latest technology in our services to attract consumers.

B.     Business of Issuer

  (1)  Principal services and principal markets

Principal Services

  We are an interactive-services and media company designing, creating and marketing the following core services:

  1.   Marketing & advertising services;

  2.   Interactive web site design, development and implementation;

  3.   Web site hosting; and


       /4/


  4.   Network consulting and development.

     Marketing & advertising services

  We provide clients with creative ways of integrating the Internet into their marketing and advertising strategies. Our goal is to assist clients create a corporate image, and to market that image through online marketing and cross-media advertising campaigns. We work closely with our clients and conduct all necessary research and analysis to determine their target audience and identify the appropriate marketing and advertising strategies to utilize. If requested, we help our clients implement those strategies through our own capabilities, or refer the services of another knowledgeable firm.

     Interactive web site design, development and implementation

  We create user-intuitive and navigable web sites based on an examination of a client's business, goals and strategies. Our creative, technical and marketing staff plans, designs and builds web sites to attract our clients' target audiences. Each web site we design is specific to a client's needs, and incorporates the latest software and technology, such as ActionScript, ASP, CGI, ColdFusion, MSP, XML and more. Often, clients that utilize our marketing services contract us to design their web presence.

     Web site hosting

  In addition to developing a client's corporate image, marketing and advertising campaigns and Internet presence, we provide web site hosting services. Our hosting services developed out of the demand from previous web site development clients to provide the ability to host and maintain their sites. These services can be tailored to the size and scope of a client's Internet strategy. We offer web-hosting packages from starter packages priced at $14.95 monthly up to high-end hosting services priced at over $1,875 per month.

     Network consulting and development

  UgoMedia provides an integrated service offering consisting of strategic consulting, design of information architectures and user-interfaces and customization of software necessary to implement a client's digital communications solutions.

Principal Markets

  The Internet is an important medium for advertisers due to its interactive nature, global reach and rapidly growing audience, as well as the expected increase in online commerce. The Internet also allows advertisers and direct marketers to measure the effectiveness and response rates of advertisements and to track the demographic characteristics of Internet users in real time. The interactive nature of the Internet enables marketers to better understand potential customers, by providing a two-way channel of communication between marketers and consumers. In addition, the great speed at which communication takes place between marketer and consumer over this new Internet channel provides marketers with the added ability to change messages rapidly and cost-effectively in response to customer interests and behavior. The unique capabilities of online advertising, the growth in online traffic and the favorable demographics of Internet users have led to a significant increase in online advertising.

  Although we have generated revenues from the services we provide, we have a limited operating history, and we face all of the risks inherent in the technology and marketing and advertising sectors. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively and complete our services on a timely basis, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could have a material adverse effect on our operations.


       /5/


  (2)  Distribution methods for our products

  Our strategy is to achieve high levels of customer satisfaction and repeat business and to establish recognition and acceptance of our business. Our strategy includes the following key elements:

  1.   Building long-term relationships with clients,

  2.   Maintaining creativity,

  3.   Forming additional strategic alliances and

  4.   Building our brand equity.

     Build long-term relationships with our clients

  We believe that strong, long-term relationships with clients yield significant benefits both to our clients and to our business. The depth and breadth of our client relationships are demonstrated by our integral involvement in developing interactive strategies, including the planning and budgeting process, for our clients. We believe that developing a track record of client satisfaction will contribute to an increase in the amount, scope and complexity of services requested by our clients.

     Maintaining creativity

  UgoMedia seeks to combine full-service interactive marketing solutions with technology expertise to provide innovative solutions to our clients. We consider the latest technologies when developing solutions for our clients. Our solutions take into account the limitations of, and attempt to incorporate hardware and software to maximize, such issues as bandwidth, music and animation enhancements, scalable databases and content administration.

  We intend to continue the development of new service offerings, the establishment of strategic relationships to improve and expand service offerings and the adoption of emerging technologies, including Internet tools, data management solutions and customization technologies. We believe that our innovative approach to digital interactive marketing solutions provides us with a competitive advantage in the emerging digital interactive marketing industry.

     Forming additional strategic alliances

  We will pursue strategic alliances with companies who have established operations and expertise in web design and marketing. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. We have not signed any specific joint venture agreements, and we cannot guarantee you that any agreements will be affected, or if affected, will be successful.

     Building Our Brand Equity

  We believe that building awareness of the UgoMedia Interactive Corporation brand is important in expanding our customer base. We intend to aggressively market and advertise to enhance our brand recognition with consumers. We currently advertise exclusively over the Internet and through direct sales. As our operations and cash flow permit, we will begin to implement an advertising campaign consisting of television and print advertising.


       /6/


  With appropriate networking, advertising and marketing, we plan to differentiate ourselves from the competition, and put our company in a better position to generate increasing revenues. We cannot assure you that we will be successful in attracting new customers, or retaining the future business of existing customers. If we fail to attract and retain customers, we would be unable to generate revenues to support continuing operations.

  (4)  Competitive business conditions and our competitive position

  The market for our services is very competitive and highly fragmented and is characterized by pressures to incorporate new capabilities, accelerate job completion schedules and reduce prices. We face competition from a number of sources, including traditional advertising and marketing firms, project-oriented interactive marketing firms and information technology service providers. Many traditional advertising agencies have also started to develop digital media and interactive communications capabilities. In addition, our network consulting capabilities compete directly with systems integrators and professional service groups of computer equipment manufacturers.

  Some of our competitors and potential competitors have longer operating histories, longer client relationships and greater financial, management, technology, development, sales, marketing and other resources than we do. Competition depends to a large extent on clients' perception of the quality and creativity as well as the technical proficiency of our digital interactive marketing services and those of our competitors. To the extent we lose clients to our competitors because of dissatisfaction with our services, or if our reputation is adversely impacted for any other reason, our future operating performance could be materially and adversely affected.

  (7) Patents, trademarks, licenses and labor contracts

  Despite our efforts to control access to our technologies, methods and client information, it may be possible for a third party to copy or otherwise obtain and use such information without authorization, or to develop similar or superior services or technologies independently. In addition, effective copyright, trade secret and patent protection may be unavailable or limited in certain foreign countries. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the rights to technologies of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations.

  (8) Regulation

  The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. UgoMedia must comply with Federal Trade Commission regulations with respect to the marketing of products and services and similar state regulations. In addition, there has had been an increasing tendency in the United States on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive.

  (9) Effect of existing or probable government regulations

  We believe that we are in compliance with, and will be able to comply, in all material respects, with laws and regulations governing our operations. Although there are currently few laws or regulations directly governing access to or commerce on the Internet, due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted regarding user privacy, pricing, acceptable content, taxation and quality of products and services. In addition, the government has been requested to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance


       /7/


telephone carriers. The adoption of any such laws or regulations could affect the costs of communicating on the Internet and adversely affect the growth in use of the Internet, or decrease the acceptance of the Internet as a communications and commercial medium, which could in turn decrease the demand for Modem Media's services or otherwise have a material adverse effect on Modem Media's business, results of operations and financial condition.

  (12) Employees

  We presently have 10 full-time and four part-time employees. In addition, we utilize two sales persons that are classified as independent consultants and are not considered our employees.

C.     Reports to Security Holders

  (1) Annual reports

  Although   we   have  not  been  required  to  do  so,   UgoMedia
Interactive Corporation intends to voluntarily deliver annual reports to security holders. Such annual reports will include audited financial statements.

  (2) Periodic reports with the SEC

  As of the date of this Registration Statement, we have not filed periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully-reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

  (3) Availability of filings

  The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.     Management's Plan of Operation

Forward Looking Statements

  When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

B.     Management's Discussion and Analysis

(1) Since our inception on August 22, 2000 through March 31, 2001, we generated $97,100 in sales revenues and devoted our efforts primarily to further developing of our services, implementing our business strategy and raising working capital through equity financing. Our revenues are dependent upon our ability


       /8/


to  market
and provide digital information and marketing services. To fund fiscal 2001 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs through December 2001. With proceeds from the common stock offering closed on March 31, 2001, we expect to be able to fund our operational priorities set forth below. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that demand for our services results in a decline in sales or if we require more capital than we currently have;

  3.   Our market is highly competitive; and

  4.   We may experience difficulty in managing growth.

  Our priorities for the next 12 months of operations are:

  1. Expand our clientele base through marketing and advertising, our Internet site, direct sales efforts and personal and business contacts;

  2.   Continue to assemble a knowledgeable staff;

  3.   Developing further strategic relationships; and

  4. Improve our creative and technical talents and improve our service offerings.

  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. Additionally, intensified competition in the real estate market could force us out of business. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

(2) The following is a summary of our results of operations for the periods October 1, 2000 to March 31, 2001 and from our inception to March 31, 2001.

              October 1, 2000      August 22, 2000
                    to               (Inception)
              March 31, 2001              To
                                    March 31, 2001
              ---------------      ----------------

Revenue          $  87,100            $  97,100

Cost of          $  84,622            $  84,622
Sales

Gross            $  2,478             $  12,487
Profit


       /9/


     Revenues

  Our revenues were derived solely from the services we provide. Examples of certain material contracts are as follows:


Date         Customer Name      Services Contracted   One-     Recurring
                                        for           Time     Revenue
                                                     Revenues  (if any)
-------    -------------------  -------------------  --------  ----------

9/19/00    Vegas Vacations      Web site design,         $     $286/month
           1515 E. Tropicana,   development and        4,040
           #710C                hosting; email set-
           Las Vegas, NV 89119  up; search engine
                                registration;
                                graphic design

12/4/00    Hygenistonline.com   Web site design,      $5,070   $70/month
           1409 Esther Dr.      development and
           Boulder City, NV     hosting; database
           89005                development; search
                                engine registration;
                                cold fusion
                                programming; CGI and
                                Java scripting;
                                graphic design

1/11/01    Virgen Advertising   Web site design,      $3,930   $30/month
           Corp.                development and
           235 E. Warm Springs  hosting; CGI and
           Rd.                  Java scripting
           Las Vegas, NV 89119

2/27/01    Wow Technologies     Web site design and   $5,000     None
           Group/               development
           Luxcard.com
           811 Grier Drive
           Las Vegas, NV 89119


     Gross margin

  Our gross margin for the period from inception through March 31, 2001, as a percentage of revenues was 12.85%. We believe that the costs attributable to the support and maintenance of our staff, such as occupancy, recruiting, and salaries or sales commissions, will increase at a slower rate than the overall growth in our business.

     Liquidity

  We have $42,108 in total liabilities, of which $33,671 is current. We believe that our ability to generate revenues and current cash resources will suffice to meet our financial obligations. However, we cannot assure you that we will be successful in doing so.

  We entered into a wholesale broker agreement on January 23, 2001 with Digital Impression & Stamper Company, a Utah LLC. DISC manufactures custom multi-media CD-ROMs and DVDs. In the agreement, we will design and develop multi-media marketing programs that are to be digitally mastered and manufactured by DISC for our clients, with exclusivity in the State of Nevada.


       /10/


  An overview of the material terms of each contract is as follows:

   Wholesale Broker Agreement with Digital Impression & Stamper
                             Company

  Material   Rights/Payments    Rights/Payments   Conditions   Termination
Obligations     Due to             Due to         to be Met    Provisions
               UgoMedia             DISC
-----------  ------------       --------------    ----------   ------------
DISC to        Deliver           UgoMedia to      UgoMedia     Two years
provide        products and      purchase         must         from the
current and    services as       products         purchase at  effective
future         ordered or        from DISC        least        date.
products and   requested.        per the          $1,000,000   Either party
services to                      catalog of       worth of     may
UgoMedia.                        products.        products,    terminate
                                                  with the     with 30 days
                                                  average      written
                                                  order being  notice.
                                                  $25,000 per  DISC may
                                                  order        terminate if
                                                  ($5,000 for  UgoMedia
                                                  CDs only).   fails to
                                                               meet
                                                               purchase
                                                               conditions.

Item 3.     Description of Property

A.   Description of Property

  Our corporate offices are located at 3200 Polaris Avenue, Suites 27, 28 and 29, Las Vegas, Nevada 89102. We sublease this approximately 3,000 square foot office space, on a three-year lease at a rate of $2,642 per month, from a customer. Payment over the term of the lease increase at the following rates:

                              Dates              Rates
                        -------------------    ---------
                        May 1, 2001 through    $2,642.00
                          April 30, 2002

                    May 1, 2002 through April  $2,721.00
                             30, 2003

                    May 1, 2003 through April  $2,802.00
                             30, 2004

  The lease will expire on April 30, 2004. We do not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of June 19, 2001 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.


       /11/


  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

     Name and Address           Shares        Percentage of Shares
                             Beneficially          Outstanding
                                 Owned
 ------------------------    ------------     ---------------------
  Michel L. Pusateri            966,666              19.76%
  3200 Polaris Ave. Stes.
  27, 28, 29
  Las Vegas, Nevada 89102

  Dennis Szymczak               966,666              19.70%
  3200 Polaris Ave.,
  Stes. 27, 28, 29
  Las Vegas, Nevada 89102

  Michael W. Stapleton          866,666              17.66%
  3200 Polaris Ave.,
  Stes. 27, 28, 29
  Las Vegas, Nevada 89102

  Total ownership by our       2,799,998             57.06%
  officers and directors
  (three individuals)

  Wazny Enterprises,            750,000              15.28%
  Inc.1
  500 N. Rainbow Blvd.,
  Ste. #300
  Las Vegas, Nevada 89107


1. Joseph Wazny is the President of Wazny Enterprises, Inc., which is a current customer of UgoMedia Interactive Corporation.

B.   Persons Sharing Ownership of Control of Shares

  No person or entity other than Michel L. Pusateri, Dennis Szymczak, Wazny Enterprises, Inc. and Michel W. Stapleton owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

  The following table sets forth certain information with respect to each of our executive officers or directors.

            Name        Age          Position           Appointed
        ------------   -----    -------------------    -----------
         Michael W.      35     President, CEO and      August 22,
          Stapleton                  Director              2000

       Dennis Szymczak   33  Chief Technology Officer   August 22,
                                   and Director            2000

       Michel Pusateri   32  Executive Vice President,  August 22,
                              Chief Operating Officer      2000
                                   and Director

       Edward A. Joyce   57          Director           January 3,
                                                           2001

       Larry D. Woolf    35          Director           January 3,
                                                           2001


       /12/


B.   Work Experience

  Michael W. Stapleton, President, CEO and Director - The original founder of UgoMedia, Mr. Stapleton has more than 15 years of experience in starting, managing and leading technical based businesses that offer services and products. After studying business at Ball State University for two years, Mr. Stapleton left in 1987 to start Indiana Laser Technologies Corporation, a computer software, products and services company that serviced high-end computer customers in Indianapolis. After five years of operations, he sold that company's customer base to Toshiba Corporation. In 1994, he started another company in Las Vegas, Nevada called Stapleton Office Systems, a digital printer and computer services company.

  Dennis Szymczak, Chief Technology Officer and Director - Mr. Szymczak owned and operated Digitalink, a computer consulting firm specializing in network set-up and administration of Windows 95, 98, NT, 2000, Linux and Macintosh systems; Windows and web based software development; WAN creation utilizing current connectivity technologies; BPN and Third Client implementation; Integration of multiple platform systems and networks. He has also worked as a trainer, programmer and systems troubleshooter for Custom Automated System Support and as a supervisor in the service department for The Copy Man.

  Michel Pusateri, Executive Vice President, Chief Operations Officer and Director - Prior to her work with UgoMedia, she worked as a senior graphic artist with RH Donnelley, National Yellow Page Publishers where she was co-team leader on special projects for the National Department for over one year, including the use of two proprietary applications on both computer platforms, reporting directly to process leaders, team meetings. She graduated Cum Laude from Marywood College in Scranton, Pennsylvania with a Bachelor of Fine Arts in Photography/Graphic Arts Major.

  Edward A. Joyce, Director - Mr. Joyce has more than 35 years of experience leading and managing both service and product related businesses. He serves on the faculty as a professor of Management at the University of Nevada, Las Vegas, School for Business and Economics as well as several public and private company boards. For 16 years, Mr. Joyce was an administrator within various proprietary health care groups. Upon leaving proprietary health care, Mr. Joyce developed his own firm that developed and marketed a computerized Acute Hospital Material Management/DRG Software System. Most recently, Mr. Joyce was retained as a strategic planner by PurchasePro.com and Profitscape.com. Mr. Joyce is a candidate for a Doctorate in Public Administration from Arizona State University. He has an MBA from Pepperdine University and undergraduate degrees from the University of Arizona in psychology and chemistry.

  Larry D. Woolf, Director - Over the last five years, Mr. Woolf has been a senior executive with The Navegante Group, Inc., a casino development and management company, recently promoted to Senior Vice President and Chief Operating Officer. Recently, Mr. Woolf has focused on the development of feasibility and market studies, operational assessments, proposals, business strategies, internal controls, as well as finance and administration. As part of the pre-opening marketing team for the MGM Grand Hotel and Casino, Mr. Woolf participated in initial trips to Asia, where he helped the company establish branch offices and identify potential marketing representatives. Lately, Mr. Woolf has assisted the Texas Information Development Commission as a casino operations compliance consultant.

C.   Family Relationships

  Michael W. Stapleton, President and CEO of UgoMedia, and Debra Stapleton, Marketing Director, are married.


       /13/


  Christopher Stapleton is Michael W. Stapleton's brother.

  Shareholder Connie Pusateri is the mother of Michel Pusateri, Executive Vice President, Chief Operating Officer and Director of UgoMedia.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We do not have employment agreements with our executive officers. We continue to have discussions with our attorneys to
determine  the  appropriate  terms  needed  for  the  creation   of
employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. In the meanwhile, all of our executive officers have been drawing salaries since they were appointed to their positions.

          Name            Capacities in which            Annual
                       Remuneration was Recorded      Compensation
       ----------    -----------------------------    -------------
       Michael W.     President, CEO and Director       $42,000
        Stapleton

         Dennis       Chief Technology Officer and      $42,000
        Szymczak                Director

         Michel        Executive Vice President,        $42,000
        Pusateri      Chief Operating Officer and
                                Director

        Edward A.               Director                $     0
          Joyce

        Larry D.                Director                $     0
          Woolf

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from August 22, 2000 to May 31, 2001, for services provided as a director.

Item 7.     Certain Relationships and Related Transactions

  From August 2000 through January 2001, we entered into relationships with KSR Advertising, also known as Snapdragon Interactive Corporation, and ugoMedia.com, Inc. Pursuant to these informal relationships, we issued 650,000 shares of common stock to Ed River, principal of the companies in exchange for $650 cash, and 100,000 shares of common stock to Beth Schwartz, principal of the companies in exchange for $100 cash. These shares were issued pursuant to Section 4(2) of the Act.

  024Studio is an Internet applications firm that we provide services to and receive services from. Our President and CEO, Michael W. Stapleton, sits on the Board of Directors for 024Studio.

  During the period from August 2000 through January 2001, we provided and received services from these related parties as follows:


       /14/


                               Services rendered to
                                 related parties:
                           -----------------------------
                           ugoMedia.com       $  17,327
                           024Studio              4,700


                              Services received from
                                 related parties:
                           -----------------------------
                           ugoMedia.com       $  20,190
                           024Studio             33,149
                           Snapdragon            16,732
                           Interactive


  On January 8, 2001, we dissolved our relationship with ugoMedia.com and Snapdragon Interactive and their principals. The officers and directors of UgoMedia Interactive Corporation subsequently purchased the shares issued to Ed Rivera from him in a private transaction pursuant to Section 4(2) of the Act. Beth Schwartz retains her 100,000 shares of common stock. We no longer maintain any other relationship with either company or party.

Item 8.     Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of June 19, 2001, we had 4,907,000 shares of common stock outstanding. To date, we have not issued preferred stock. The following summary about certain provisions of our common stock and preferred stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although, we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may
determine.   Our  board  can, without shareholder  approval,  issue


       /15/


preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to UgoMedia. Section 78.438 of the Nevada law prohibits us from merging with or selling UgoMedia or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the UgoMedia shares, unless the transaction is approved by UgoMedia's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of UgoMedia.


       /16/



                              Part II

Item  1.      Market  for  Common Equity  and  Related  Stockholder
Matters

A.    Market Information

  There is no current market for our common equity.

B.     Outstanding  Options, Conversions and  Planned  Issuance  of
Common Stock

  As of June 19, 2001, there are 345,700 outstanding warrants. The terms and holders of the warrants are as follows:

Date Issued            Holder             Underlying    Terms      Exercise
                                          Shares                    Price
-----------    ----------------------    ----------   --------     --------
November 1,    Edward Joyce, Director     100,000    Exercisable    $0.10
   2000       3200 Polaris Ave., Ste.                  upon          per
                         28                           issuance      share
              Las Vegas, Nevada 89102                  for a
                                                     period of
                                                     two years.

November 1,        Larry D. Woolf         100,000   Exercisable     $0.10
   2000       3200 Polaris Ave., Ste.                  upon          per
                         28                          issuance       share
              Las Vegas, Nevada 89102                 for a
                                                    period of
                                                       two
                                                      years.

November 1,   NevWest Securities Corp.    145,700  Exercisable      $0.11
   2000        2654 W. Horizon Ridge                  upon            per
                  Pkwy., Suite B-3                  issuance         share
              Las Vegas, Nevada 89052                for a
                                                   period of
                                                      two
                                                     years.

C.    Holders

  As of June 19, 2001, we had approximately 73 stockholders of record.

D.    Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

  The warrant agent is Michael W. Stapleton, our President and CEO, 3200 Polaris Ave., Suite 28, Las Vegas, Nevada 89102, (702) 876-3004.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities


       /17/


  The following discussion describes all the securities we have sold within the past three fiscal years:

  On August 22, 2000, we issued 856,666 shares of our common stock with a par value of $0.001 per share to our founding shareholder. The shares were issued in exchange for cash totaling $957. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On September 28, 2000, we issued 2,443,334 shares of our common stock with a par value of $0.001 per share to officers and employees. The shares were issued in exchange for cash totaling $2,444. This stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  On September 30, 2000, we issued 150,000 shares of our common stock with a par value of $0.001 per share to one shareholder. The shares were issued in exchange for services rendered in the amount of $22,500. This stock offering was made in accordance with Regulation D, Rule 506 of the Securities Act of 1933, as amended, and such shares are restricted pursuant to Rule 144 of the Act.

  On January 8, 2001, one shareholder sold his entire stake of 650,000 shares of our common stock to three of our officers and directors for cash in the amount the shareholder paid in a private transaction pursuant to Section 4(2).

  On March 31, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 1,457,000 shares of common stock, par value, at a price of $0.10 per share to approximately 66 unaffiliated shareholders of record, none of whom were or are our officers or directors and one affiliated shareholder, who is a relative of an office and director of UgoMedia. The offering was sold for $145,700 in cash.

     This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in March 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the March 2001 offering:

     a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

       1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

       2.   An investment company; or

       3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

       Facts: At the time of the March 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the March 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan to provide interactive and media services, and continue to do so.

     b.   Conditions to be met.


       /18/


       1. General Conditions. To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

         i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;

         ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or

        iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

          Facts: On January 4, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On March 31, 2001, we completed a public offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,457,000 shares of Common Stock to approximately 66 unaffiliated shareholders of record, none of whom were or are our officers or directors and one affiliated shareholder, who is related to an officer and director of UgoMedia. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

       2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

         Facts:   The aggregate offering price for the  offering
         closed  on  March  31,  2001  was  $150,000,  of  which
         approximately   $145,700   was   collected   from   the
         offering.

  There have been no other issuances of common stock or preferred stock.

Item 5.     Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become


       /19/


involved,
by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the


       /20/


matter has been settled by controlling
precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


       /21/


                             Part F/S

Item 1.        Financial Statements

The following documents are filed as part of this report:

  a) UgoMedia Interactive Corporation                  Page

Chavez   &  Koch  Business  Consultants   &             F-1
Certified Public Accountants, Limited

Balance Sheets - Assets                                 F-2

Balance    Sheets    -   Liabilities    and             F-3
Stockholders' Equity

Statements  of  Operations and  Accumulated             F-4
Deficit

Statements   of  Changes  in  Stockholders'             F-5
Equity

Statement of Cash Flows                                 F-6

Notes to Financial Statements                           F-7



       /22/





                 UGOMEDIA INTERACTIVE CORPORATION

                   AUDITED FINANCIAL STATEMENTS

                          MARCH 31, 2001

                             CONTENTS


INDEPENDENT AUDITOR'S REPORT                                     1


FINANCIAL STATEMENTS:

Balance Sheets - Assets                                          2


Balance Sheets - Liabilities and                                 3
Stockholders' Equity


Statements of Operations and                                     4
Accumulated Deficit


Statement of Changes in                                          5
Stockholders' Equity


Statements of Cash Flows                                         6


NOTES TO FINANCIAL STATEMENTS                                 7-12

                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
UgoMedia Interactive Corporation

We have audited the accompanying balance sheets of UgoMedia Interactive Corporation (a Nevada Corporation) as of March 31, 2001 and September 30, 2000 and the related statements of operations, accumulated deficit, changes in stockholders' equity, and cash flows for the periods October 1, 2000 to March 31, 2001 and August 22, 2000 to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of flows for the for the periods October 1, 2000 to March 31, 2001 and August 22, 2000 to March 31, 2001, in accordance with generally accepted accounting principles.



                              /s/ Chavez & Koch, CPA's, Ltd.
                              Chavez & Koch, CPA's, Ltd.

May 11, 2001(With the exception of Notes 5, 7 and 8 dated June 25,
2001)
Henderson, Nevada


       /F-1/


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
                      BALANCE SHEETS - ASSETS
            ------------------------------------------
            AS OF MARCH 31, 2001 AND SEPTEMBER 30, 2000
     --------------------------------------------------------




                                     3/31/01      9/30/00
                                    --------     --------
                                    --------     --------
CURRENT ASSETS:
Cash                                       $            $
                                     145,034       13,277
Accounts receivable                   11,131
Prepaid expenses
                                      36,250       62,500
                                    --------    ---------
                                    --------    ---------
Total current assets
                                     192,415       75,777
                                    --------     --------
                                    --------     --------

PROPERTY AND EQUIPMENT:
Office equipment                      38,323       10,445
Less - accumulated depreciation      (2,130)        (172)
                                    --------     --------
                                    --------     --------
Total property and equipment, net     36,193       10,273
                                    --------      -------
                                    --------      -------

TOTAL ASSETS                               $            $
                                     228,608       86,050
                                    ========    =========


  The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheets.


       /F-2/


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
       BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------
                  ------------------------------
            AS OF MARCH 31, 2001 AND SEPTEMBER 30, 2000
     --------------------------------------------------------



                                       3/31/01    9/30/00
                                       -------    -------
                                       -------    -------

CURRENT LIABILITIES:
Notes payable                                $          $
                                        29,000     40,000
Interest payable                         1,271          -
Lease payable - short term portion       3,400          -
                                       -------    -------
                                       -------    -------
                                             -
Total current liabilities               33,671     40,000
                                       -------    -------
                                       -------    -------


LONG-TERM LIABILITIES:
Notes payable - capital leases           8,437
                                       -------    -------
                                       -------    -------
                                             -
Total long-term liabilities              8,437          -
                                       -------    -------
                                       -------    -------
                                             -
Total liabilities                       42,108     40,000
                                       -------    -------
                                       -------    -------


STOCKHOLDERS' EQUITY:
Common stock; 20,000,000 authorized;     3,596      3,450
   4,907,000 and 3,450,000 issued
and outstanding
   as of March 31, 2001 and
September 30, 2000, respectively
   Par value of $.001
Preferred stock; 5,000,000                   -
authorized;
   None issued and outstanding; Par
value $.001
Additional paid in capital             168,004     22,450
Donated capital                         26,486     10,445
Retained earnings (Accumulated         (11,586)     9,705
Deficit)                               -------    -------
                                       -------    -------
                                             -
Total stockholders' equity             186,500     46,050
                                       -------    -------
                                       -------    -------
                                             -

TOTAL LIABILITIES AND STOCKHOLDERS'          $          $
EQUITY                                 228,608     86,050
                                       =======   ========


  The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheets.


       /F-3/


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
         STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
-------------------------------------------------------------------
FOR THE PERIODS OCTOBER 1, 2000 TO MARCH 31, 2001 AND INCEPTION TO
                          MARCH 31, 2001
-------------------------------------------------------------------


                                          10/1/00  Inception
                                            to       to
                                          3/31/01  3/31/01
                                          -------  -------
                                          -------  -------

    REVENUES                                    $        $
                                           87,100   97,100
    COST OF REVENUES                       84,622   84,622
                                          -------  -------
                                          -------  -------
                                                -        -
    Gross Profit                            2,478   12,478
                                          -------  -------
                                          -------  -------
                                                -        -

    EXPENSES:
    General and administrative             20,540   20,663
    Depreciation and amortization           1,958    2,130
                                          -------  -------
                                          -------  -------
                                                -        -
    Total expenses                         22,498   22,793
                                          -------  -------
                                          -------  -------
                                                -        -

    OTHER EXPENSES:
    Interest expense                        1,271    1,271
                                          -------  -------
                                          -------  -------
                                                -        -
    Total other expenses                    1,271    1,271
                                          -------  -------
                                          -------  -------
                                                -        -

    Loss before taxes                     (21,291)  (11,586)

    Income tax expense                          -        -
                                          -------  -------
                                          -------  -------
                                                -        -

    NET LOSS                              (21,291) (11,586)

    RETAINED EARNINGS, beginning of             -        -
    period
                                          -------  -------
                                          -------  -------
                                                -        -

    ACCUMULATED DEFICIT, end of period          $        $
                                          (21,291) (11,586)
                                          =======  =======

    Weighted average number of shares   3,458,050  3,021,057
    outstanding
    from October 1, 2000 through March
    31, 2001 and
    from inception through March 31,
    2001, respectively

    Net loss per share                    $(0.01)   $(0.00)

    Weighted average diluted number of  3,655,151  3,218,158
    shares outstanding
    from October 1, 2000 through March
    31, 2001 and
    from inception through March 31,
    2001, respectively

    Diluted net loss per share            $(0.01)   $(0.00)


  The accompanying independent auditors' report and the notes to financial statements should be
          read in conjunction with these Balance Sheets.


       /F-4/


                 UGOMEDIA INTERACTIVE CORPORATION
    -----------------------------------------------------------
           STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
-------------------------------------------------------------------
                 FROM INCEPTION TO MARCH 31, 2001
           --------------------------------------------

                  Common Stock     Add'l  Donated   Income/     Total
                                 Paid in  Capital   (Loss)      Stockholders
                                 Capital           Accumulated  Equity
                                                   Dev Stage
                 Shares   Value
                 -------  -----  -------  -------  -----------  -------------
Issued for cash
----------------
August 22, 2000      #      $       $        $          $           $
                 856,666    856     100      -          -           956


Issued for cash
----------------
September 28,   2,443,334  2,444     -       -          -         2,444
2000

Donated Capital
----------------
September 30,          -      -      -    10,445        -        10,445
2000

Issued for
Prepaid Expenses
----------------
----------------
September 30,    150,000    150   22,350     -          -        22,500
2000

Net Income
--------------
September 30,          -      -       -      -       9,705        9,705
2000
                  ------  -----  ------  ----  --------  -------
                  ------  -----  ------  ----  --------  -------

Total
------
September 30,  3,450,000  3,450  22,450  10,445      9,705       46,050
2000

Donated Capital
----------------
January 31, 2001       -      -       -  16,041          -       16,041


Issued for cash
----------------
March 30, 2001  1,457,000   146  145,554     -           -      145,700


Net Loss
-----------
March 31, 2001         -      -       -      -     (21,291)    (21,291)


Total
------
March 31, 2001         #    $      $        $        $           $
                4,907,000  3,596  168,004  26,486  (11,586)     186,500
                =========  =====  ======= =======  ========     =======



   The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Balance Sheets.


       /F-5/


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                     STATEMENTS OF CASH FLOWS
                     ------------------------
                     ------------------------
                     FOR THE PERIODS OCTOBER
                       1, 2000 TO MARCH 31,
                       2001 AND INCEPTION TO
                          MARCH 31, 2001
                     ------------------------
                     ------------------------

                                          10/1/00    Inception
                                            to          to
                                          3/31/01     3/31/00
                                          --------    --------
                                          --------    --------
      CASH FLOWS FROM OPERATING
      ACTIVITIES:
      Net Loss                               $           $
                                         (21,291)    (11,586)
      Adjustment to reconcile net loss
      to net cash
      from operating activities:
           Depreciation
                                           1,958       2,130
           Increase in accounts
      receivable                         (11,131)    (11,131)
           Decrease in prepaid
      expenses                            26,250      26,250
           Increase in other payables
                                           1,271       1,271
                                          --------    --------
                                          --------    --------
      Net Cash Provided by (used in)
      Operating Activities                (2,943)      6,934
                                          --------    --------
                                          --------    --------


      CASH FLOWS FROM FINANCING
      ACTIVITIES:
      Decrease in note payable
                                         (11,000)    (11,000)
      Stock issuance
                                            146        3,446
      Increase in additional paid in
      capital                             145,554     145,654
                                         --------     --------
                                         --------     --------
      Net Cash provided by Financing
      Activities                          134,700     138,100
                                          --------    --------
                                          --------    --------

      NET INCREASE IN CASH
                                          131,757     145,034

      CASH, BEGINNING OF PERIOD
                                          13,277         -
                                         --------     -------
                                         --------     -------

      CASH, END OF PERIOD                    $           $
                                          145,034     145,034
                                        ==========  ==========



      SUPPLEMENTAL INFORMATION:
      Interest paid                          $           $
                                             -           -
                                        ==========  ==========

      Taxes paid                             $           $
                                             -           -
                                        ==========  ==========

     The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these Balance Sheets.


       /F-6/


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                         NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                     ------------------------
                          MARCH 31, 2001
                      ----------------------

 NOTE 1-ORGANIZATION AND
 PURPOSE

    Organization and
    Purpose

      UgoMedia Interactive Corporation (a Nevada corporation) has been organized for the primary purpose of performing services for companies relating to internet web design. The Company was incorporated in the state of Nevada on August 22, 2000.


 NOTE 2-SUMMARY OF
 SIGNIFICANT ACCOUNTING
 POLICIES

    Basis of Accounting

      UgoMedia Interactive Corporation's policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

    Cash and Cash
    Equivalents

      Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

    Summary of Non-Cash
    Transactions

      There were non-cash transactions, which are discussed in
      Note 3 and 4.

    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

    Fixed Assets

      Fixed assets are stated at cost or fair market value of services provided, whichever is more clearly evident. Depreciation is computed primarily on the straight-line method for financial statement purposes over the following estimated useful life:

                             Software                5 Years


                             Office Equipment        5 Years

                             Office Furniture        7 Years


       /F-7/


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE  2-SUMMARY OF SIGNIFICANT
 ACCOUNTING            POLICIES
 (CONTINUED)

    Income Taxes

      Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no tax deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

    Advertising

      Advertising costs are to be expensed when incurred. Advertising expenses from inception to March 31, 2001 are $704.

    Reclassifications

      Certain reclassifications have been made to the financial statements as of September 30, 2000 to conform to the presentation of the financial statements as of March 31, 2001.


 NOTE 3 - PREPAID EXPENSES

      The prepaid expenses of $62,500 at September 30, 2000 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. A stockholder has promised to provide future services valued at $22,500 in exchange for 150,000 shares of stock. All of the shares related to the prepaid expenses have been issued to the stockholders as of September 30, 2000. Another shareholder sold its rights to future services to the Company valued at $40,000 in exchange for a note payable in the same amount. These prepaid expenses will be expensed as the related work is performed. For the period October 1, 2000 through March 31, 2001, $26,250 of the consulting fees were earned and expensed.


 NOTE 4 - FIXED ASSETS

      One of the shareholders donated office equipment, which totaled $26,486. Also, the Company has entered into several capital leases; whereby it acquired $11,837 of office equipment.


       /F-8/


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE 5 - RELATED PARTY
 TRANSACTIONS

      The Company provides and receives services to and from related parties. A summary of the related parties and amounts related to these transactions is as follows:

      The following services has been rendered to the related parties for the period inception to March 31, 2000:

           UgoMedia.com             $17,327

           024 Studio               4,700


      The following services has been received from the related parties for the period inception to March 31, 2000:

           UgoMedia.com             $20,190

           024 Studio                33,149

           Snapdragon Interactive    16,732


 NOTE 6 - STOCKHOLDERS'
 EQUITY

      A chronological history of Stockholders' Equity is as follows:

      August 22, 2000  --  UgoMedia incorporated in Nevada. The
      Company is authorized to issue 20,000,000 shares
      of  its $0.001  par value  common stock and 5,000,000
      shares of its $0.001  par   value  preferred stock.

      August 22, 2000 -- UgoMedia issued to the sole company founder. Michael Stapleton, 856,666 shares of common stock at $0.001 par value in exchange for cash of $957. Of the total received, $857 is considered common stock and $100 is considered additional paid-in capital. These shares were fully paid and non-Assessable. All shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

      September 28, 2000 -- UgoMedia issued 2,443,334 shares to officers and key employees of the Company in exchange for cash as follows:

            Dennis Szymezak, 966,666 shares of $0.001 par value common stock, of which $967 is considered common stock and $0 is considered additional paid-in capital.


       /F-9/



                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE  6  - STOCKHOLDERS'
 EQUITY (CONTINUED)

            Michel Pusateri, 966,668 shares of $0.001 par value common stock of which $967 is considered common stock and $0 is considered additional paid-in capital.

            Beth Schwartz, 100,000 shares of $0.001 par value common stock of which $100 is considered common stock and $0 is considered additional paid-in capital.

            Caroline O'Connell, 50,000 shares of $0.001 par value common stock of which $50 is considered common stock and $0 is considered additional paid-in capital.

            Christopher Stapleton, 110,000 of $0.001 par value common stock of which $110 is considered common stock and $0 is considered additional paid-in capital.

            Peter Fioillo, 50,000 shares of $0.001 par value common stock of which $50 is considered common stock and $0 is considered additional paid-in capital.

            Noel Famitigo, 100,000 shares of $0.001 par value common stock of which $100 is considered common stock and $0 is considered additional paid-in capital.

            Patrick Larsen, 100,000 shares of $0.001 par value common stock of which $100 is considered common stock and $0 is considered additional paid-in capital.

            All shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

      September 30,  2000 -- UgoMedia issued 150,000 shares of $0.001
      par value common stock to GoPublicToday, Inc. in   exchange   for
      services   rendered in  the  amount  of $22,500. Of the total received,
      $150  is considered  common  stock   and  $22,350  is considered
      additional paid-in capital. The shares were issued pursuant to Regulation D, Rule 506.

      January 4, 2001 -- The State of Nevada issued a permit to UgoMedia to sell securities pursuant to UgoMedia's application for registration by qualification of an offering of Common Stock in the state.

      March  31, 2001  -- UgoMedia closed its offering pursuant to
      Regulation  D, Rule  504  of   the 1933 Securities and Exchange  Act,
      as  amended, whereby it sold a total of


       /F-10/


                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                     ------------------------
                          MARCH 31, 2001
                        ------------------

 NOTE  6  - STOCKHOLDERS'
 EQUITY (CONTINUED)

      1,457,000 shares of its $0.001   par value  common stock at
      $0.10 per share to outside investors.  Of  the total number of
      shares,   1,457,000 shares  were issued in exchange for
      cash in the amount of $145,700 net of offering costs in the amount of $13,450. Of the total cash received, $146 is
      considered   common stock  and $145,554 is considered
      additional paid-in capital. There have been no other issuances of common stock or preferred stock. UgoMedia sold all 1,457,000 shares of its common stock to approximately 67
      unaffiliated shareholders,  none of   whom  were/are officers.


 NOTE 7 - EARNINGS PER
 SHARE

      Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential
      Common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

                                For the period October 1, 2000
                                              to
                                        March 31, 2001
                                 Income        Shares        Per-share
                               (Numerator)  (Denominator)      Amount
                               -----------   ------------    ---------
      Loss from operation      $(21,291)


      Loss allocated to
         common stockholders    (21,291)      3,458,050      (0.0062)

      Effect of dilutive
      securities
       Warrants                                 197,101

      Loss allocated to
         common stockholders
         diluted earnings per
         share                  $(21,291)     3,655,151      (0.0058)
                               ==========     =========      ========

       /F-11/

                       UGOMEDIA INTERACTIVE
                            CORPORATION
                     ------------------------
                     ------------------------
                        NOTES TO FINANCIAL
                            STATEMENTS
                     ------------------------
                     ------------------------
                          MARCH 31, 2001
                        ------------------

    NOTE 7 - EARNINGS PER
 SHARE (CONTINUED)

                                  For the period inception to
                                        March 31, 2001
                                 Income        Shares        Per-share
                               (Numerator)  (Denominator)      Amount
                              ------------  -------------    ----------
      Loss from
      operation                $(11,586)

      Loss allocated to
        common
        stockholders            (11,586)      3,021,057      (0.0038)

      Effect of
      dilutive
      securities
      Warrants                                  197,101


      Loss allocated to
        common
        stockholders
        diluted earnings per
        share                  $(11,847)      3,218,158      (0.0036)
                              ==========      =========      =========


    NOTE 8 - WARRANTS AND
 OPTIONS

      The following warrants have been issued to acquire any additional shares of common stock.

           As of March 31, 2001, 200,000 warrants were outstanding to the Company directors at a purchase price of $0.001 per share.

           Subsequent to March 31, 2001, 145,700 warrants had been issued to NevWest at a purchase price of $.11 per share.


       /F-12/


                             Part III

 Item 1.        Index to
 Exhibits

 Exhibit     Name and/or Identification of Exhibit
 Number

     2       Plan of Acquisition, Reorganization, Arrangement,
             Liquidation or succession
               a.  Plan and Agreement of Merger with Dennis
             Szymczak/Digitalink Company
               b.  Agreement with Micor EDC, Inc.


     3       Articles of Incorporation & By-Laws

               a.  Articles of Incorporation of the Company filed
             August 22, 2000

               b.  By-Laws of the Company adopted August 25, 2000

     10      Material Contracts

               a.  Web Development/Hosting Agreement - Vegas
             Vacations 9/19/00

               b.  Web Development/Hosting Agreement -
             Hygenistonline.com 12/4/00

               c.  Web Development/Hosting Agreement - Virgen
             Advertising Group 1/11/01

               d.  Web Development Agreement - Wow
             Technologies/Luxcard.com 2/27/01

               e. Wholesale Broker Agreement - Digital Impression & Stamper Company

     23      Consent of Experts and Counsel
               Consents of independent public accountants


        /38/



                            SIGNATURES

       In accordance with Section 12 of the Securities Exchange  Act of  1934, the registrant caused this registration statement  to be  signed
 on  its  behalf  by  the undersigned,   thereunto duly authorized.

                       UgoMedia Interactive
                         Corporation, Inc.
                           (Registrant)

 Date:     June 28, 2001


 By:    /s/  Michael   W. Stapleton

      Michael W. Stapleton, President, CEO and Director


        /39/